UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                     to

Commission file number 0-7154

A.	Full title of plan and the address of the plan, if different from that of the issuer named below:

Quaker Chemical Corporation

Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Quaker Chemical Corporation

One Quaker Park

901 Hector Street

Conshohocken, PA 19428

Quaker Chemical Corporation

Retirement Savings Plan

Page Number
Reports of Independent Registered Public Accounting Firms	1

Basic Financial Statements

Statements of Net Assets Available for Benefits	3

Statements of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5 -8

Additional Information*

Schedule I - Schedule of Assets (Held at End of Year)	9

*  Other supplemental schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Exhibits

Exhibit 23.1 - Consent of Independent Registered Public Accounting Firm

Exhibit 23.2 - Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

Quaker Chemical Corporation Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of the Quaker Chemical Corporation Retirement Savings Plan (the “Plan”) as of December 31, 2003, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Quaker Chemical Corporation Retirement Savings Plan as of December 31, 2003, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ ASHER & COMPANY, Ltd.

Philadelphia, Pennsylvania

June 17, 2004

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

Quaker Chemical Corporation Retirement Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Quaker Chemical Corporation Retirement Savings Plan (the “Plan”) at December 31, 2002, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania

June 26, 2003

QUAKER CHEMICAL CORPORATION

RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Benefits

	As of December 31,
	2003		2002
Investments, at fair value
Registered investment companies:
Columbia Small Cap Fund, Inc.	$1,312,190		$812,637
Vanguard 500 Index Fund	10,560,393	*	7,705,796	*
Vanguard Balanced Index Fund	533,459		364,512
Vanguard Extended Market Index Fund	142,227		43,903
Vanguard International Growth Fund	476,085		284,611
Vanguard LifeStrategy Conservative Growth Fund	15,715		—
Vanguard LifeStrategy Growth Fund	178,482		—
Vanguard LifeStrategy Income Fund	25,392		—
Vanguard LifeStrategy Moderate Growth Fund	40,340		—
Vanguard Total Bond Market Index Fund	3,610,883	*	3,405,827	*
Vanguard U.S. Growth Fund	1,081,716		730,199
Vanguard Windsor II Fund	827,486		490,974

	18,804,368		13,838,459

Vanguard Retirement Savings Trust	4,509,080	*	3,999,761	*
Quaker Chemical Corporation Stock Fund #	3,201,057	*	2,033,859	*
Participant Loans	342,867		358,685
Vanguard Brokerage Option
Common Stock	34,820		6,040
Registered Investment Companies	2,675		25,534

Total investments	26,894,867		20,262,338

Receivables
Employer's contributions	72,914		—
Participant contributions	10,995		—

Total Receivables	83,909		—

Liabilities
Vanguard Brokerage Option
Due to broker for securities purchased	—		6,040

Net assets available for benefits	$26,978,776		$20,256,298

*	Represents 5% or more of net assets available for benefits.

#	A portion of this investment option is nonparticipant-directed.

The accompanying notes are an integral part of the financial statements.

QUAKER CHEMICAL CORPORATION

RETIREMENT SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

	Year Ended December 31,
	2003	2002
Additions
Investment income:
Interest and dividend income, investments	$608,509	$574,533
Interest income, participant loans	23,647	33,787
Net appreciation (depreciation) in fair value of investments	3,871,394	(2,786,133)

	4,503,550	(2,177,813)

Contributions:
Employer	647,099	532,843
Participant	2,555,003	2,487,162

	3,202,102	3,020,005

Total additions	7,705,652	842,192

Deductions
Payment of benefits	983,174	1,114,525

Total deductions	983,174	1,114,525

Net increase (decrease)	6,722,478	(272,333)
Net assets available for plan benefits:
Beginning of year	20,256,298	20,528,631

End of year	$26,978,776	$20,256,298

The accompanying notes are an integral part of the financial statements.

Quaker Chemical Corporation

Retirement Savings Plan

Notes to Financial Statements

NOTE 1 – DESCRIPTION OF PLAN

The following description of the Quaker Chemical Corporation Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan for certain U.S. employees of the Quaker Chemical Corporation (the “Company”) and adopting affiliates. The Plan is administered by the Pension Committee appointed by the Company’s Board of Directors, and is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”).

Employees of the Company and, effective January 1, 2003, employees designated as United Lubricants Corporation (“ULC”) participants are eligible to participate in the Plan on their first day of employment or as soon as administratively practicable thereafter, unless specified differently in any bargaining unit agreement. Employees designated as AC Products, Inc. (“AC”) participants are eligible to participate in the Plan on the first day of the month coincident with or next following the employee’s completion of one year of service. Prior to January 1, 2003, ULC participants became eligible to participate in the Plan on the later of March 1, 2002 or the January 1 or July 1 coinciding with or next following the completion of one year of service and attaining age 21.

Contributions

Participants may elect to contribute on a before-tax basis any whole percentage of their compensation, up to 50%, during the year (or fifteen percent (15%) prior to January 1, 2003), not to exceed the annual Internal Revenue Code limits. The Company matches 50% of each participant’s contribution up to 6% of compensation, except for those participants designated by the Company as AC participants; 50% of the Company match will be allocated to the Quaker Chemical Corporation Stock Fund (the “Company Stock Fund”) and 50% will be allocated to the investment options selected by each participant; and upon reaching age 50, participants may reallocate balances in the Company Stock Fund to other available investments options within the Plan. Other rules applied prior to January 1, 2003 with respect to the matching contribution rate and investment of matching contributions for ULC participants.

The Company’s Board of Directors (AC’s Board of Directors with respect to AC participants) reserves the right to make future discretionary contributions, which would be allocated on the basis of eligible participants’ base compensation. Upon completing 1 year of service, each participant shall be eligible to receive discretionary contributions on the first day of the month coinciding with or next following the date on which the participant meets the 1 year of service requirement.

Effective January 1, 2003, participants who are eligible to make contributions and who have or will attain age 50 before the end of the Plan year shall be eligible to make catch-up contributions in accordance with, and subject to the limitations of the Internal Revenue Code Section 414(v). No Company matching contributions shall be made with respect to catch-up contributions.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocation of (a) the Company’s contributions and (b) Plan earnings.

Quaker Chemical Corporation

Retirement Savings Plan

Notes to Financial Statements

Participant Loans

Participants may borrow from their fund accounts (other than amounts invested in the Company Stock Fund) an amount limited to the lesser of $50,000 or 50% of the participant’s vested account balance. The loans bear interest at a rate equal to the prevailing rate of interest charged for similar loans by lending institutions in the community plus 1%. The term of each participant loan generally may not exceed five years. Interest rates at December 31, 2003 range from 5.00% to 10.50%.

Payment of Benefits

Upon separation of service, for any reason, a participant receives a lump sum amount equal to the value of the participant’s account. Prior to March 1, 2002, participants were permitted to elect distribution in installments. If a participant’s vested account balance exceeds $5,000, the participant may defer payment until the first of the month coincident with or next following attainment of age 65.

Hardship Withdrawals

Participants who receive a hardship withdrawal from their account will not be eligible to make contributions for 6 months following the receipt of the hardship withdrawal. Prior to January 1, 2003, participant contributions were suspended for 12 months following the receipt of a hardship withdrawal.

Vesting

Participants are fully vested in all Company and employee voluntary contributions plus actual earnings upon entering the Plan. Prior to January 1, 2003, matching contributions made on behalf of a ULC participant were subject to a six year vesting schedule (20% vesting per year, starting with completion of two years of service).

Forfeitures

As of the last day of each Plan year, any forfeited amounts shall, in the discretion of the Company, be used to reduce future Company matching contributions or pay any administrative expenses of the Plan.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan subject to the provisions of ERISA. In the event of termination, participants will become 100% vested in their employer contributions.

NOTE 2 – SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting

The Plan’s financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Quaker Chemical Corporation

Retirement Savings Plan

Notes to Financial Statements

Investments Valuation and Income Recognition

Shares of registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end. Units of the Retirement Savings Trust (a collective trust) are valued at net asset value at year-end. The Company Stock Fund is valued at the year-end unit closing prices (comprised of year-end market price plus uninvested cash position). Shares of common stock held in the brokerage account are valued at quoted market prices, which approximates fair value. Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Payment of Benefits

Benefits are recorded when paid.

NOTE 3 – NONPARTICIPANT-DIRECTED INVESTMENTS

The Company directs a portion of its matching contribution to the Company Stock Fund. Information about the net assets and components of the changes in net assets relating to the nonparticipant-directed portion of this Company Stock Fund is as follows:

	As of December 31,
	2003	2002
Net Assets:
Company Stock Fund	$1,223,710	$629,835

	Year Ended December 31,
	2003	2002
Changes in Net Assets:
Interest & dividend income	$27,874	$17,609
Net appreciation	304,302	55,189
Contributions	320,093	262,560
Distributions	(58,394)	(42,721)

	$593,875	$292,637

Quaker Chemical Corporation

Retirement Savings Plan

Notes to Financial Statements

NOTE 4 – RELATED PARTY TRANSACTIONS

The Plan invests in shares of mutual funds and a collective trust managed by an affiliate of Vanguard Fiduciary Trust Company (“VFTC”). VFTC acts as trustee for investments in the Plan. Transactions in such investments qualify as party-in-interest transactions and are exempt from the prohibited transaction rules.

NOTE 5 – INVESTMENTS

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Year Ended December 31,
	2003	2002
Registered investment companies	$3,069,777	$(2,995,768)
Common stock	801,617	209,635

	$3,871,394	$(2,786,133)

NOTE 6 – PLAN EXPENSES

Substantially all administrative expenses, including audit fees, are paid by the Company.

NOTE 7 – TAX STATUS

The Internal Revenue Service has determined and informed the Company by letter dated December 4, 2003 that the Plan is qualified under Internal Revenue Code (“IRC”) Section 401(a).

QUAKER CHEMICAL CORPORATION	Schedule I
RETIREMENT SAVINGS PLAN

Schedule of Assets (Held at End of Year)

As of December 31, 2003

Quaker Chemical Corporation Retirement Savings Plan, EIN 23-0993790

Attachment to Form 5500, Schedule H, Part IV, Line i:

	Identity of Issue	Investment Type	Current Value
*	Columbia Small Cap Fund, Inc.	Registered Investment Company	$1,312,190
*	Vanguard 500 Index Fund	Registered Investment Company	10,560,393
*	Vanguard Balanced Index Fund	Registered Investment Company	533,459
*	Vanguard Extended Market Index Fund	Registered Investment Company	142,227
*	Vanguard International Growth Fund	Registered Investment Company	476,085
*	Vanguard LifeStrategy Conservative Growth Fund	Registered Investment Company	15,715
*	Vanguard LifeStrategy Growth Fund	Registered Investment Company	178,482
*	Vanguard LifeStrategy Income Fund	Registered Investment Company	25,392
*	Vanguard LifeStrategy Moderate Growth Fund	Registered Investment Company	40,340
*	Vanguard Total Bond Market Index Fund	Registered Investment Company	3,610,883
*	Vanguard U.S. Growth Fund	Registered Investment Company	1,081,716
*	Vanguard Windsor II Fund	Registered Investment Company	827,486
*	Vanguard Brokerage Option	Vanguard Brokerage Option	37,495
*	Vanguard Retirement Savings Trust	Common/Collective Trust	4,509,080
*	Quaker Chemical Corporation **	Common Stock Fund	3,201,057
*	Quaker Chemical Corporation Retirement Savings Plan	Participant Loans (5.00% - 10.50%)	342,867

Total assets held for investment purposes			$26,894,867

*	Party in Interest

**	In part, a nonparticipant-directed investment, for which cost is $1,959,122

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

Quaker Chemical Corporation
Retirement Savings Plan

June 28, 2004	By:	/s/ MICHAEL F. BARRY
Vice President and Chief Financial Officer

June 28, 2004	By:	/s/ D. JEFFRY BENOLIEL
Vice President, Secretary and General Counsel